Adirondack
SMALL CAP FUND

Ticker: ADKSX

Small-Cap Equity Management
March 2014

For Professional Use Only

LIPPER FUND AWARDS 2013 UNITED STATES
LIPPER FUND AWARDS 2011 UNITED STATES

Fund Profile

Adirondack Research & Management is the advisor to the Adirondack Small Cap Fund (ADKSX).

- The firm, which is based in Albany, NY, launched the Fund on April 6, 2005 and has been managed since inception by Matt Reiner and Greg Roeder.

- Adirondack utilizes a contrarian investment philosophy, focusing on "out of favor" securities.

- Business plan continues to focus on the Independent Financial Advisor Channel looking for a no-load fund.

- Targeted capacity for the Adirondack Small Cap Fund is $700MM. Assets under management as of March 31, 2014 were $284MM.

The Adirondack Small Cap Fund received the 2013 and 2011 Lipper Fund Award for best Small Cap Value Fund for the 3 year period ending 12/31/10 and the 5 year period ending 12/31/12, respectively.

Adirondack Small Cap Fund (ADKSX)


Strategy
*Investments are concentrated into best 50 – 80 ideas
*Sector diversification
*Strict exposure guidelines and sell discipline
Process
*Middle-down industry analysis narrows focus and increases efficiency
*Bottom-up fundamental analysis
Philosophy
*Contrarian investors that seek under researched and out of favor companies in every sector.
Management
*Experienced team that has endured down markets
*Significant portion of personal assets invested alongside clients
Performance

Result: The Adirondack Small Cap Fund outperformed the Russell 2000® Value Index by over 770 bps (annualized) for the past 5 years (as of 03/31/14). (Source: Russell.com, company data)

Adirondack
SMALL CAP FUND

Fund Performance Summary

As of March 31, 2014



35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
32.9%
22.4%
24.0%
14.4%
12.7%
12.7%
31.1%
23.3%
25.1%
11.9%
7.9%
N/A
1 Year Return
3 Year Return Annualized
5 Year Return Annualized
Annualized Return Inception*
Adirondack SmallCap Fund (ADKSX)
Russell 2000® Value Index
SmallCap Value Peer Group**

*Inception date 4/6/2005
**According to Lipper Research

The Fund commenced operation on April 6, 2005. This data reflects past performance. Total return measures aggregate change. Past performance does not guarantee future results. Investment return and principal value will fluctuate so that shares, when redeemed, may be worth more or less than their original cost. Returns do not reflect the deduction of taxes that a shareholder would pay on distributions or redemptions.

Adirondack SMALL CAP FUND

Adirondack Investment Philosophy

Adirondack incorporates independent thinking, patience and strict value criteria to choose companies as investments in the Fund. Adirondack allocates capital to those companies that have the best chances of regaining investor support over a three to five year horizon.

Guiding principles of Adirondack's investment choices:

- **Companies that are out of favor**
  - Little or no research coverage
  - Turnaround situation
  - Industry in transition, competition is exiting
- **Companies with solid financials**
  - Improving cash flow
  - Strengthening of balance sheet
  - Self-funded which eliminates need to raise capital in the short term
- **Companies with motivated management**
  - Clear and measurable plans to return to optimal operating performance
  - Sensible buybacks and/or debt reduction
  - Smart acquisitions
  - Insider buying

Adirondack Investment Strategy

Adirondack uses a 'middle-down' research approach which identifies attractive industries for investment, eventually paring down to the companies in those industries that make attractive additions to the Fund.

➢Conviction

- Investments are concentrated into best 50 to 80 ideas
- Long-term perspective should minimize annual turnover

➢Analyze industries to narrow focus

- To avoid those with structural problems
- To sidestep "the crowded trade"
- To identify industries in transition

➢Exposure guidelines and sell discipline

- Reduces volatility
- Helps reinforce the risk management culture of the firm
- Review all sectors for value with the notion that the best additions to the portfolio often have little correlation with existing holdings

Process Overview – 'Middle-Down, Bottom-Up'



Idea Generation
Preliminary Analysis
Detailed Analysis
Risk/ Reward

- *Screen for valuation, earnings quality, improving trends, and strengthening balance sheets.*

- *'Middle-down' focus narrows universe by eliminating industries that are inherently flawed while simultaneously highlighting those that are overlooked.*

- *Fundamental analysis performed to develop an in-depth understanding of a company's business model and financial health as well as any industry issues.*

- *Focus on risk/reward is paramount. All investments must have asymmetrical risk characteristics. The Fund must be rewarded substantially more for a correct investment decision than the loss exposure resulting from an incorrect one.*

Adirondack Management Team

Matthew P. Reiner, CFA - Co-Portfolio Manager/Principal

- Joined Adirondack in February 2005.
- 19 years Financial Services Industry experience. Includes 16 years in Investment Management (Adirondack, Paradigm Capital), 3 years in Equity Research (CL King & Associates).
- Graduate of University at Albany (1993, MBA) and SUNY Plattsburgh (1987, BS).
- Holder of the Chartered Financial Analyst (CFA®) designation since 1999.

Gregory A. Roeder, CFA - Co-Portfolio Manager/Principal

- Founded Adirondack in 2004.
- 27 years Financial Services Industry experience. Includes 13 years in Investment Management (Adirondack, Eddy & Wakefield), 3 years in Equity Research (CL King & Associates), and 10 years in Banking (KeyCorp).
- Graduate of Hofstra University (1994, MBA) and SUNY Plattsburgh (1985, BA).
- Holder of the Chartered Financial Analyst (CFA®) designation since 2002.

Fund Profile

Portfolio Statistics	Adirondack Small Cap	Russell 2000® Value Index
Price/Earnings (FY1)	17.2	17.1
Price/Book	1.27	1.61
Median Market Cap	$851MM	$638MM
Weighted Avg. Market Cap	$1.45B	$1.66B
R^2 to Russell 2000 Value (daily)	0.92	1.00
Standard Deviation (% year)	12.3%	12.0%
Sharpe Ratio (5 year)	1.52	1.20
Number of Holdings	78	1374

As of 03/31/2014

Fund Profile: Sector Weightings – March 31, 2014

(Underweight)/Overweight Against Benchmark



Technology & Telecommunications
Producer Durables
Energy & Other
Materials & Processing
Utilities
Financial Services
Health Care
Consumer Staples
Consumer Discretionary
Cash
(20)
(15)
(10)
(5)
-
5
10
15

	ADKSX	Russell 2000® Value
Technology & Telecommunications	20.7%	9.8%
Producer Durables	9.5%	14.3%
Energy & Other	9.7%	6.7%
Materials & Processing	3.9%	5.4%
Utilities	2.7%	6.9%
Financial Services	20.8%	39.7%
Health Care	7.0%	4.8%
Consumer Staples	4.8%	2.1%
Consumer Discretionary	10.9%	10.4%
Cash	9.9%	0%

Adirondack SMALL CAP FUND

Fund Profile

Top Ten Holdings*

Covanta Holding Corp.	2.4%
KCG Holdings, Inc.	2.1%
Fly Leasing Ltd.	2.1%
Dean Foods Company	1.8%
Journal Communications, Inc.	1.8%
Tetra Technologies Inc.	1.8%
Alpha Natural Resources, Inc.	1.8%
Callaway Golf Company	1.8%
Orthofix International N.V.	1.7%
Brocade Communications Sys.	1.7%
Total % of portfolio	19.0%

*As of 3/31/2014

Expenses

Gross Expense Ratio	1.49%
Net Expense Ratio* (includes waivers/recapture)	1.48%
12b-1 Distribution Fees	None
Sales Load	None
Redemption Fees	None

* The Advisor has contractually agreed to waive fees or reimburse the Fund to the extent necessary to maintain the Fund's total annual operating expenses at 1.48% until July 31, 2014, subject to termination by the Fund on 60 days' written notice

Investment Minimums

Regular Account	$3,000
Automatic Reinvestment	$50
IRA Account	$1,000

Fund Risk Control

The portfolio is concentrated in Adirondack's best ideas with diversification among the major industry sectors.

Stocks are ranked weighing potential price appreciation against a number of downside risk factors (e.g. share liquidity, competition, earnings volatility, financial leverage). The highest ranked names merit investment subject to the following constraints:

- **Portfolio limitations**
  - Maximum position size of 5%
  - Maximum sector exposure of 30%
  - Maximum industry exposure of 10%

- **Weekly portfolio strategy meetings**
  - Evaluate new information on current holdings
  - Discuss potential new holdings
  - Review sector/position weightings
  - Compare performance of holdings versus industry

- **Sell discipline**
  - Positions are typically sold when price targets are reached
  - Reduce positions exceeding 5% of portfolio
  - Sell when investment thesis changes

Investment Examples

What worked…..

Prestige Brands Holdings (PBH)


PBH Weekly
10/21/12
22
20
18
16
14
12
10
8
6
Volume
0
06
07
08
09
10
11
12
Last Sale
March 2012 ($17.15)
Purchase
Jan. 2009 ($7.23)
✓ PBH provided solid upside with modest downside.

- ✓ After going public in 2005, Prestige Brands Holdings (PBH) trades in the high teens. Growth investors dominate the shareholder base as company expects 5 -7% revenue and 12-16% EPS growth annually.
- ✓ After several years of subpar revenue growth, the growth investors give up and the stock declines to the mid single digits. Adirondack sees a company generating significant free cash flow while using the proceeds to reduce debt.
- ✓ Additionally, the revenue drag from poorly performing brands was subsiding, better positioning the company for future top line growth.
- ✓ We exited the position after the price reached our target and the company re-leveraged the balance sheet, increasing the risk profile.

What didn't…..

Casella Waste Systems (CWST)

- ✓ Initiated in Q3 2011, built position at an average cost of $5.92.
- ✓ Adirondack viewed Casella Waste Systems (CWST) as trading at a steep discount to waste management peers.
- ✓ Management outlined a number of operational changes that we believed could have boosted cash flow and reduce debt.
- ✓ Despite these changes, cash flow did not improve and the company faced some other setbacks.
- ✓ Sold approximately 1 year after initiation as we were concerned that the lack of progress on cash flow might hamper efforts to refinance debt.


CWST Daily
10/26/12
8.5
6.5
6.0
5.5
5.0
0
Millions
D 11 F M A M J J A S O N D 12 F M A M J J A S O
Sold
June 2012 ($5.46)
Purchased
July 2011 ($6.35)
✓ Sold when original investment thesis was impaired.

Adirondack
SMALL CAP FUND

Why Adirondack?

•**Focus -** Employee owned ARMI focuses on Small Cap stocks. Investment professionals invest alongside shareholders.

•**Research Intensive** - We look for companies in transition but with strong foundations for future growth. Key ingredients include a strong competitive position, improving trends, cash generation, sensible capital allocation, and strong management.

•**Concentrated Portfolio -** Ideas are culled from sources ranging from proprietary screens/valuation models to traditional sources such as trade journals, industry contacts, and personal observations. Our investments are concentrated in our best fifty to eighty ideas.

•**Low Turnover -** We are patient, however, we will sell when the original investment thesis no longer applies or the shares appreciate beyond our price target.

Contact Information

Adirondack Small Cap Fund (ADKSX)
2390 Western Avenue
Guilderland, New York 12084
(518) 690-0470

Matthew Reiner
Co-Portfolio Manager
mreiner@adirondackfunds.com

Gregory Roeder
Co-Portfolio Manager
groeder@adirondackfunds.com

www.adirondackfunds.com